November 17, 2021

VIA E-mail

Thomas J. Friedman, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

         Re: T Series Middle Market Loan Fund LLC
             File No. 000-56357

Dear Mr. Friedman:

        On October 19, 2021, you filed a registration statement on Form 10-12G on behalf of the
T Series Middle Market Loan Fund LLC (the    Company   ). We have reviewed the
registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Page 1     Explanatory Note

   1. The fourth paragraph describes certain provisions of the Exchange Act to which the
         Company will be subject. Please clarify that the Company will be subject to the proxy
 Thomas J. Friedman, Esq.
November 17, 2021
Page 2

         rules in Section 14 of the Exchange Act and that the Company, directors, officers, and principal shareholders will be subject to the reporting requirements of Sections 13 and
         16 of the Exchange Act.

   2. Please add a section with bullet points and in bold font that highlights the risks of investing in the Company, such as the following:

           Investing in our Units may be considered speculative and involves a high degree of risk, including the following:
           x An investment in our Units is not suitable for you if you might need access to the money you invest in the foreseeable future.
           x You should not expect to be able to sell your Units regardless of how we perform.
           x If you are unable to sell your Units, you will be unable to reduce your exposure on any market downturn.
           x Our Units are not currently listed on an exchange and, given that we have no current intention of pursuing any such listing, it is unlikely that a secondary trading market will develop for our Units.
           x Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.
           x We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as
junk    have
               predominantly speculative characteristics with respect to the
issuer   s capacity to
               pay interest and repay principal.
           x Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
           x The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
           x The privately-held companies and below-investment-grade securities in which the
               Company will invest will be difficult to value and are illiquid. x The Company has elected to be regulated as a BDC under the 1940
Act, which
               imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Page 2     Forward-Looking Statements

    3. In listing the factors that may cause actual results to differ materially from the
       Company   s forward-looking statements, please consider including a
statement regarding
       the discontinuation of LIBOR and transition to new reference rates. Thomas J. Friedman, Esq.
November 17, 2021
Page 3


Page 4     Item 1. Business

    4. The second full paragraph on this page notes that the Company expects to conduct private offerings of its Common Units to investors. Please add disclosure to this paragraph specifying the exemption(s) upon which the Company expects to rely for these private offerings.

    5. The second full paragraph on this page also discusses Capital Commitments required of investors.
          a. Please add disclosure explaining what happens to investors who fail to honor their obligations.
          b. Please supplementally explain to the staff the procedures for implementing any consequences for failure to meet such obligations.

Page 6     Investment Strategy

    6. The second paragraph on this page states that the Company will avoid investing in portfolio companies in the tobacco and controversial weapons sectors and discusses how
       the Company defines such types of    Restricted Investments.    Please
briefly disclose
       what due diligence the Company performs to ensure that the portfolio companies in which it invests are not Restricted Investments.

Page 7     Investment Criteria

    7. The first paragraph of this page discusses types of Company investments and notes that
          [t]he investment guidelines are provided in the above table.
Please clarify the    above
       table    to which this is referring.

Page 12     Portfolio Monitoring and Risk Management

    8. The final paragraph of this page discusses how the Adviser rates investments, and states
       that    [f]or investments rated 3 or 4, our Adviser enhances its level of scrutiny over the
       monitoring of such portfolio company.    Please disclose what enhancing
the Adviser   s
       level of scrutiny entails.

Page 15     Summary of Risk Factors

    9. Please consider supplementing this disclosure to reference liquidity and valuation risks
       associated with the Company   s investments. The staff notes that
disclosure included on
       page 64 states that the illiquid nature of the Company   s investments
may present a
          material risk    to investors.
 Thomas J. Friedman, Esq.
November 17, 2021
Page 4

Page 16     Investment Advisory Agreement

    10. Please add to this section a fee table that conforms to the requirements of Item 3 of Form
        N-2. Such disclosure will be helpful to investors.

    11. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
        Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following:
           You would pay the following expenses on a $1,000 investment, assuming a 5.0%
        annual return resulting entirely from net realized capital gains (all of which is subject to
        our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___.    Such
disclosure will be
        helpful to investors.

Page 47     We may have difficulty paying our required distributions if we recognize income
before, or without, receiving cash representing such income.

    12. The first full paragraph on this page refers to original issue discount and payable-in-kind
        (   PIK   ) interest. Please disclose in an appropriate location that, to the extent original
        issue discount instruments, such as zero coupon bonds and PIK loans, constitute a
        significant portion of the Company   s income, investors will be
exposed to typical risks
        associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
           a. the higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
           b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
           c. market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash-pay securities; and
           d. the deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

Page 53     New or modified laws or regulations governing our operations may adversely
affect our business.

    13. If applicable, please disclose here, or as a separate risk factor, any risks to the Company relating to compliance with the European Union Directive on Alternative Investment
        Fund Managers (AIFMD).
 Thomas J. Friedman, Esq.
November 17, 2021
Page 5

Page 63     Covenant-Lite loans may expose us to different risks, including with respect to
liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation, than is the case with loans that contain financial maintenance covenants.

      14. The second sentence of this section states that    [a] significant
portion of the high-yield
          loans in which we may invest or get exposure to through our investments may be
          deemed covenant-lite loans.    However, disclosure on pages seven and
nine note that a
             key theme    and    distinctive approach    to the Company   s
strategy will focus on, among
          other things, financial covenant protection. Please disclose earlier in the registration
          statement when discussing the Company   s investment strategy that a
  significant
          portion    of the loans in which the Company invests or to which it
is exposed may be
          covenant-lite loans.

Exhibit 3.4     First Amended and Restated Limited Liability Company Agreement

      15. The final sentence of Article 12, Section 12.6(e) states:

        UNLESS THE COMPANY OTHERWISE AGREES IN WRITING, THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT.

        Please disclose in an appropriate location in the registration statement that Members waive the right to a jury trial.


                                       *    *   *    *     *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-4716.

                                                         Sincerely,

                                                         /s/ Christopher R.
Bellacicco

                                                         Christopher R.
Bellacicco
                                                         Attorney-Adviser

cc:     John C. Lee, Branch Chief
        Christian T. Sandoe, Assistant Director